Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)(1)

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations(2)	(29,671)	(44,707)	62,191	(361)	108,730	76,293
Add:
Fixed charges	846	3,168	1,541	29	327	(226)
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax loss of equity investees	—	—	—	—	—	—

Income as adjusted	(28,825)	(41,539)	63,732	(332)	109,057	76,067

Fixed charges:
Interest expense	695	2,568	1,175	(96)	205	(332)
Debt expense	151	600	366	125	122	106
Pre-tax Earnings to Cover Preferred Stock Dividends	—	—	—	—	—	—

Fixed charges	846	3,168	1,541	29	327	(226)

RATIO	— (3)	— (4)	41.3	— (5)	333.0	— (6)

(1)	In connection with the closing of our merger with Crimson on October 1, 2013, we changed our fiscal year from June 30 to December 31, commencing with the twelve-month period beginning January 1, 2014. As a result of this change, we recast certain of our historical financial information to reflect consolidated results of operation of both Contango and Crimson for periods beginning with the period ending December 31, 2013. The ratios for the periods presented prior to this recast reflect only the historical financials of Contango and have not been adjusted to reflect the merger.

(2)	Pre-tax income represents income from continuing operations before income taxes, before cumulative effect of a change in accounting principle, and before adjustment for non-controlling interests and equity earnings, as applicable.

(3)	During the three months ended March 31, 2015, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $29.7 million during the three months ended March 31, 2015 to achieve a coverage ratio of 1:1.

(4)	During the year ended December 31, 2014, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $44.7 million during the year ended December 31, 2014 to achieve a coverage ratio of 1:1.

(5)	During the year ended December 31, 2012, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $0.4 million during the year ended December 31, 2012 to achieve a coverage ratio of 1:1.

(6)	Fixed charges for the year ended December 31, 2010 were a gain of $0.2 million.

We did not have any preferred stock outstanding and there were no preferred stock dividends paid or accrued during the periods presented above.